SEB

Date: 2003-08-14

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Facsimile no: 001-202-942-9624


03029272

Re: Skandinaviska Enskilda Banken AB (publ)—File No. 82-3637

Ladies and Gentlemen:

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") by Skandinaviska Enskilda Banken (the "Bank") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Very truly yours,



Gunilla Wikman

For and on behalf of
Skandinaviska Enskilda Banken



(Enclosure)

Skandinaviska Enskilda Banken

Postadress *Mailing address*	Besöksadress *Office address*	Telefon *Telephone*
SE-106 40 Stockholm Sweden	Kungsträdgårdsgatan 8	Nat 08 763 80 00 Int + 46 8 763 80 00

Firma/Name: Skandinaviska Enskilda Banken AB. Bolaget är publikt/A public company (publ).
Styrelsens säte/Reg. Office: Stockholm *Reg.nr/Reg. No.:* 5020329081

File-no: 82-3637



Stockholm, 14 August 2003

PRESS RELEASE

Interim Report January-June 2003

Increased business volumes and strengthened market positions

- **Operating result for the second quarter, SEK 1,973 M, was higher than for the previous four quarters**
- **Operating result for the first six months *including* pension compensation decreased by 6 per cent, to SEK 3,765 M, whereas the result *excluding* pension compensation increased by 1 per cent, to SEK 3,447 M**
- **Total costs for the first six months decreased by 6 per cent**
- **Credit losses remained low**
- **Return on equity was 11.6 per cent (12.3) and earnings per share SEK 3.80 (3.88).**

President's statement

SEB's "3 C" programme continues to yield results.

Our focus on improved Customer satisfaction has resulted in increased market shares and business volumes within both the corporate and the household client segments. Corporate and institutional customers have increased their contribution to SEB's result throughout all divisions within the Group. It is therefore gratifying to see that we have received many top rankings for customer satisfaction and quality within these client segments during 2003. We have also grown and gained market shares in the household segment both within deposits and mortgage lending and within net sales of mutual funds and unit-linked insurance. SEB has maintained its number one position on the total savings markets in Sweden according to the Swedish "Sparbarometern" as of March 2003.

Our Cost-efficiency programme has progressed successfully and annualised costs including SEB Trygg Liv are now approximately SEK 19.2 billion, a decrease of SEK 3.3 billion from 2001. The cost/income ratio reached its best level since the first quarter of 2001.

We are now increasing focus on the third C, Cross-servicing, in order to better provide the full range of SEB's services. This is first of all to the benefit of our customers, but will also continue to make our Group more efficient.

Except for an upward trend on the stock markets during the second quarter there have been few signs of economic recovery in 2003 so far. Nevertheless, SEB has been able to improve its operating result between the first and second quarter – and to keep it on a par with the second quarter of last year. Most divisions have increased their results compared with the first quarter of the year. Corporate & Institutions presented its best quarterly result since the first quarter of 2001. SEB Baltic & Poland showed its highest quarterly profit so far. German Retail & Mortgage Banking, however, is still suffering from the weak economy.

We have become more efficient, which is vital in a weak economy. Our strengthened market positions and increased business volumes provide a good basis for taking the advantage of an upturn in the economy.

Second quarter isolated

Improved operating result and net profit

Operating result for the second quarter isolated amounted to SEK 1,973 M, the best since the first quarter of 2002. Net profit improved by 4 per cent, to SEK 1,383 M, compared with the corresponding quarter of 2002.

Total income, SEK 6,681 M, was 4 per cent lower than in the second quarter of last year, while total costs, SEK 4,482 M, were down by 7 per cent. Net credit losses amounted to SEK 189 M (180).

Half-year results

Operating result: SEK 3.8 billion

Operating result for the first half of 2003 amounted to SEK 3,765 M, down by 6 per cent from last year. The largest contributor was Corporate & Institutions, followed by Nordic Retail & Private Banking and SEB Baltic & Poland.

Net profit (after tax) amounted to SEK 2,643 M (2,725).

Lower income level

Total income decreased by 6 per cent, to SEK 13,260 M (14,042).

Net interest income was stable at SEK 6,764 M (6,771). Increased lending (+ 9 per cent) and deposits (+10 per cent) had a positive effect. This was however offset by reduced margins due to low interest rate levels and high-yielding savings accounts.

Net commission income dropped to SEK 4,924 M (5,183). Even though the stock markets developed well during the first six months of 2003, the Swedish SAX Index was still 12 per cent lower on 30 June 2003 than one year earlier.

Net result of financial transactions amounted to SEK 1,032 M (1,306).

Other income amounted to SEK 540 M (782). The decrease was mainly due to lower capital gains compared to the first half of 2002.

Continuously reduced costs

Total costs amounted to SEK 9,033 M (9,626), a decrease of 6 per cent in spite of lower pension compensation.

Staff costs, gross, were reduced by 3 per cent to SEK 5,615 M (5,764). The outcome is a combination of staff reductions, lower performance-related compensation and agreed salary increases for 2003. The average number of full time equivalents in June 2003 was 18,145, a decrease of approximately 1,850 since June 2001, which was the basis for SEB's cost reduction programme. Compensation from pension funds dropped to SEK 318 M (567).

On 30 June 2003, total assets in SEB's pension funds amounted to SEK 12.9 billion, while commitments were SEK 10.6 billion. Accordingly the excess value was SEK 2.3 billion, an increase of SEK 0.6 billion since 31 March 2003.

The introduction of new accounting principles, RR 29 (IAS 19), in Sweden from 2004 will have an impact on pension costs in the group accounts for Swedish companies. The lower pension compensation this year reflects SEB's view that the new principles will, at least short term, have a less positive effect on net staff costs than with the current. SEB is continuing to analyse the new accounting principles and its implications.

Other operating costs totalled SEK 3,008 M (3,480). External costs for IT amounted to SEK 771 M (872). Total IT-costs (defined as a calculated cost for all IT-related activities including costs for own personnel) amounted to SEK 1.7 billion (1.7).


Income and costs, SEK M
(Excluding restructuring costs)
8000
7000
6000
5000
4000
3000
2000
1000
0
Q 2-01
Q 3-01
Q 4-01
Q 1-02
Q 2-02
Q 3-02
Q 4-02
Q 1-03
Q 2-03
Income
Costs


Operating result, SEK M
2800
2400
2000
1600
1200
800
400
0
Q 2-01
Q 3-01
Q 4-01
Q 1-02
Q 2-02
Q 3-02
Q 4-02
Q 1-03
Q 2-03

Slight increase of credit losses
The Group's *net credit losses*, including changes in the value of assets taken over, amounted to SEK 403 M (369) of which SEK 246 M (196) was related to the SEB AG Group. The credit loss level for the Group was 0.12 per cent (0.11).

Insurance operations
The result of the SEB Group's total insurance operations, non-life and life including goodwill amortisation of SEK 73 M (73), amounted to SEK -34 M (-44).

SEB Trygg Liv's operating result, SEK 23 M (31), is included in the Group's result. The division's result from on-going business (including surplus values but excluding financial effects of short-term market fluctuations) was SEK 480 M (666). Results including surplus value changes are not consolidated with the SEB Group's result. In order to provide a complete overview of the Group's operations, SEB Trygg Liv is reported separately, including changes in surplus values, in "Additional information" on www.seb.net.

Assets under management
On 30 June 2003, the SEB Group's assets under management totalled SEK 780 billion (742 at year-end 2002). Net inflow during the first half of 2003 was SEK 26 billion and the change in value SEK 12 billion. SEK 4 billion of the net inflow emanated from Sweden, SEK 6 billion from the rest of the Nordic countries, SEK 14 billion from Germany and SEK 2 billion from the Baltic States and Poland.

Credit Portfolio
The overall credit exposure, including contingent liabilities and derivatives contracts, remained at the same level as at year-end 2002, approximately SEK 1,000 billion. Loans and leasing, excluding repos, amounted to SEK 751 billion, an increase of SEK 20 billion (3 per cent) from the beginning of the year. Continued growth within Swedish household mortgage lending together with the Baltic expansion increased the household sector's relative share of the portfolio. Higher volumes within the public administration sector are related to the German market.

The geographical distribution of the credit portfolio remained stable, with credit volumes concentrated in SEB's home markets: the Nordic area (44 per cent), Germany (34 per cent) and the Baltic countries (4 per cent).

On 30 June, *doubtful loans*, gross, amounted to SEK 11,090 M (11,002 at year-end 2002), of which SEK 8,921 M (8,862) were non-performing loans (loans where interest and amortisation are not paid) and SEK 2,169 M (2,140) were performing loans. The reserve ratio including performing loans was 67 per cent, which was slightly lower than at year-end (71), but at the same level as when the new accounting principles were introduced in 2002. The volume of assets taken over amounted to SEK 136 M (130).

Capital base and capital adequacy
The capital base for the financial group of undertakings (i.e. excluding the insurance companies) amounted to SEK 53.3 billion as of 30 June 2003 (52.7 at year-end). Core capital was SEK 40.6 billion (39.7), of which SEK 1.8 billion constituted so-called core capital contribution. Risk-weighted assets amounted to SEK 518 billion (503). The increase in risk-weighted assets was due to business volume increases in general.

As of 30 June 2003, the *core capital ratio* was 7.8 per cent (7.9) and the *total capital ratio* 10.3 per cent (10.5), including the result for the first six months of 2003.

The reduced return on equity, from 12.3 to 11.6 per cent, was due to a combination of slightly lower net profit after tax and higher equity.

During the second quarter of 2003 SEB issued a new subordinated debt of EUR 500 M. The aim was to replace existing subordinated loans due in 2003, while on the same time taking advantage of the favourable market conditions.

Repurchase of shares
On 8 May SEB repurchased 6,200,000 series A shares on the Stockholm Stock Exchange at a price of SEK 79.50 in order to provide a hedge of the employee stock option programme for 2003. After this purchase, the Bank's holding of SEB series A shares amounted to 13,200,000, including 7,000,000 shares repurchased in 2002 for hedging of that year's stock option programme. The value of these shares has been deducted from equity.

Enskilda Securities wholly-owned by SEB
In April 2003, SEB acquired Orkla's 22.5 per cent holding in the investment bank/broker Enskilda Securities for SEK 807 M (NOK 689 M), making Enskilda Securities 100 per cent owned by SEB. When SEB acquired the Norwegian broker Orkla Finans (Fondsmegling) in 2000, Orkla received the shares in Enskilda Securities as consideration. SEB has exercised a share option to buy back the shares.

Stockholm, 14 August 2003

Lars H Thunell
President and Group Chief Executive

This Interim Report has been reviewed by the Auditors of the Bank.

More detailed information is presented on www.seb.net. The "Additional information" includes:

Appendix 1	SEB Trygg Liv
Appendix 2	Credit exposure
Appendix 3	Capital base for the SEB financial group of undertakings
Appendix 4	Market risk

Operational Profit & Loss Account quarterly performance six quarters
- The SEB Group
- The Divisions and business areas
- Revenue split

Statutory Profit & Loss Account etc
- The SEB Group
- Skandinaviska Enskilda Banken

Further information is available from:
Gunilla Wikman, Head of Group Communications, +46 8 763 81 25, mobile +46 70 763 81 25
Per Anders Fasth, Head of Group Investor Relations, +46 8 763 95 66
Annika Halldin, Responsible for financial information, +46 8 763 85 60

Financial information:

13 February 2003	Annual Accounts 2002
9 April 2003	Annual General Meeting
8 May 2003	Interim Report January-March
14 August 2003	Interim Report January-June
22 October 2003	Interim Report January-September
13 February 2004	Annual Accounts 2003

File-no: 82-3637

SEB Group

Operational Profit and Loss Account

SEK M	Apr-June 2003	Apr-June 2002	Change, per cent	Jan-June 2003	Jan-June 2002	Change, per cent	Full year 2002
Net interest income	3 387	3 430	-1	6 764	6 771	0	13 719
Net commission income	2 484	2 601	-4	4 924	5 183	-5	9 975
Net result of financial transactions	542	652	-17	1 032	1 306	-21	2 409
Other operating income	268	311	-14	540	782	-31	1 275
Total income	**6 681**	**6 994**	**-4**	**13 260**	**14 042**	**-6**	**27 378**
Staff costs	-2 789	-2 865	-3	-5 615	-5 764	-3	-11 297
Pension compensation	157	273	-42	318	567	-44	948
Other operating costs	-1 489	-1 733	-14	-3 008	-3 480	-14	-6 923
Amortisation of goodwill	- 160	- 135	19	- 310	- 270	15	- 544
Depreciation and write-downs	- 201	- 246	-18	- 418	- 479	-13	- 933
Restructuring costs		- 109	-100		- 200	-100	- 200
Total costs	**-4 482**	**-4 815**	**-7**	**-9 033**	**-9 626**	**-6**	**-18 949**
Net credit losses etc *	- 189	- 180	5	- 403	- 369	9	- 828
Write-downs of financial fixed assets	- 16	- 9		- 20	- 9	122	- 29
Net result from associated companies	- 5			- 5	- 8	-38	- 104
Operating result from insurance operations**	- 16	- 20	-20	- 34	- 44	-23	- 56
Operating result	**1 973**	**1 970**	**0**	**3 765**	**3 986**	**-6**	**7 412**
Taxes	- 592	- 626	-5	-1 116	-1 234	-10	-2 057
Minority interests	2	- 12	-117	- 6	- 27	-78	- 37
Net profit for the year	**1 383**	**1 332**	**4**	**2 643**	**2 725**	**-3**	**5 318**

* Including change in value of seized assets

** Result from SEB Trygg Liv, non-life and pertaining goodwill amortisation

Key figures

	Jan-June 2003	Jan-June 2002	Full year 2002
Return on equity, %	11.6	12.3	12.0
Return on total assets, %	0.42	0.46	0.44
Return on risk-weighted assets, %	1.03	1.09	1.08
Earnings per share (weighted average number) *, SEK	3.80	3.88	7.60
Cost/income ratio	0.68	0.69	0.69
Cost/income ratio, excl non-operating items [1]	0.66	0.67	0.70
Credit loss level, %	0.12	0.11	0.13
Reserve ratio for doubtful loans, %	67.2	N/A	70.8
Level of doubtful loans, %	0.52	N/A	0.47
Total capital ratio, %	10.29	11.53	10.47
Core capital ratio, %	7.83	8.21	7.88
Number of full time equivalents, average	18 330	19 358	19 003
Number of e-banking customers, thousands	1 460	1 225	1 332
Assets under management, SEK billion	780	786	742
Risk-weighted assets, SEK billion	518	479	503

1) Costs excluding pension compensation, amortisation of goodwill and restructuring costs.

* Issued number of shares 704 557 680 of which SEB has repurchased 7.0 million Series A shares in May 2002 and 6.2 million Series A shares in May 2003 for the employee stock option programme. Earnings per share after full dilution, calculated in accordance with the recommendations of the Swedish Financial Accounting Standards Council, give the same result.

Operational Profit and Loss Account, quarterly basis

SEK M	2003:2	2003:1	2002:4	2002:3	2002:2
Net interest income	3 387	3 377	3 543	3 405	3 430
Net commission income	2 484	2 440	2 459	2 333	2 601
Net result of financial transactions	542	490	654	449	652
Other operating income	268	272	273	220	311
Total income	**6 681**	**6 579**	**6 929**	**6 407**	**6 994**
Staff costs	-2 789	-2 826	-2 733	-2 800	-2 865
Pension compensation	157	161	189	192	273
Other operating costs	-1 489	-1 519	-1 778	-1 665	-1 733
Amortisation of goodwill	- 160	- 150	- 137	- 137	- 135
Depreciation and write-downs	- 201	- 217	- 232	- 222	- 246
Restructuring costs					- 109
Total costs	**-4 482**	**-4 551**	**-4 691**	**-4 632**	**-4 815**
Net credit losses etc *	- 189	- 214	- 278	- 181	- 180
Write-downs of financial fixed assets	- 16	- 4	- 20		- 9
Net result from associated companies	- 5		- 75	- 21	
Operating result from insurance operations**	- 16	- 18	10	- 22	- 20
Operating result	**1 973**	**1 792**	**1 875**	**1 551**	**1 970**

* Including change in value of seized assets

** Result from SEB Trygg Liv, non-life and pertaining goodwill amortisation

Operational Profit and Loss Account by division

Jan-June 2003, SEK M	Nordic Retail & Private Banking	Corporate & Institutions	German Retail & Mortgage Banking	SEB Asset Management	SEB Baltic & Poland	SEB Trygg Liv	Other incl eliminations	SEB Group
Net interest income	2 092	2 304	1 679	41	660		- 12	6 764
Net commission income	1 554	1 821	573	594	316		66	4 924
Net result of financial transactions	73	882	7	3	115		- 48	1 032
Other operating income	106	153	83	10	37		151	540
Total income	**3 825**	**5 160**	**2 342**	**648**	**1 128**		**157**	**13 260**
Staff costs	-1 432	-1 705	-1 239	- 282	- 353		- 604	-5 615
Pension compensation	166	82		15	1		54	318
Other operating costs	-1 185	-1 113	- 566	- 168	- 219		243	-3 008
Amortisation of goodwill	- 27	- 29		- 4	- 24		- 226	- 310
Depreciation and write-downs	- 24	- 58	- 117	- 13	- 98		- 108	- 418
Total costs	**-2 502**	**-2 823**	**-1 922**	**- 452**	**- 693**		**- 641**	**-9 033**
Net credit losses etc *	- 94	- 64	- 212		- 63		30	- 403
Write-downs of financial fixed assets		- 14			- 3		- 3	- 20
Net result from associated companies	- 5	- 12	13		9		- 10	- 5
Operating result from insurance operations					8	23	- 65	- 34
Operating result	**1 224**	**2 247**	**221**	**196**	**386**	**23****	**- 532**	**3 765**

* Including change in value of seized assets

** Result from ongoing business in SEB Trygg Liv amounted to SEK 480 M (666).

File-no: 82-3637

SEB Group

Statutory Profit and Loss Account

SEK M	Apr-June 2003	Apr-June 2002	Change, per cent	Jan-June 2003	Jan-June 2002	Change, per cent	Full year 2002
Income							
Interest income	*11 283*	*12 257*	*-8*	*22 947*	*23 762*	*-3*	*49 094*
Interest costs	*-7 896*	*-8 827*	*-11*	*-16 183*	*-16 991*	*-5*	*-35 375*
Net interest income	3 387	3 430	*-1*	6 764	6 771	*0*	13 719
Dividends received	68	27	*152*	78	41	*90*	86
Commission income	*3 000*	*3 043*	*-1*	*5 932*	*6 059*	*-2*	*11 775*
Commission costs	*- 516*	*- 442*	*17*	*-1 008*	*- 876*	*15*	*-1 800*
Net commission income	2 484	2 601	*-4*	4 924	5 183	*-5*	9 975
Net result of financial transactions	542	652	*-17*	1 032	1 306	*-21*	2 409
Other operating income	200	284	*-30*	462	741	*-38*	1 189
Income from banking operations	**6 681**	**6 994**	*-4*	**13 260**	**14 042**	*-6*	**27 378**
Costs							
Staff costs	-2 789	-2 865	*-3*	-5 615	-5 764	*-3*	-11 297
Other administrative and operating costs	-1 489	-1 733	*-14*	-3 008	-3 480	*-14*	-6 923
Depreciation and write-downs of tangible and intangible fixed assets	- 361	- 381	*-5*	- 728	- 749	*-3*	-1 477
Restructuring costs		- 109	*-100*		- 200	*-100*	- 200
Costs from banking operations	**-4 639**	**-5 088**	*-9*	**-9 351**	**-10 193**	*-8*	**-19 897**
Profit/loss from banking operations before credit losses	**2 042**	**1 906**	*7*	**3 909**	**3 849**	*2*	**7 481**
Net credit losses	- 177	- 186	*-5*	- 389	- 373	*4*	- 819
Change in value of seized assets	- 12	6		- 14	4		- 9
Write-downs of financial fixed assets	- 16	- 9		- 20	- 9	*122*	- 29
Net result from associated companies	- 5			- 5	- 8	*-38*	- 104
Operating profit from banking operations	**1 832**	**1 717**	*7*	**3 481**	**3 463**	*1*	**6 520**
Operating profit from insurance operatio	- 16	- 20	*-20*	- 34	- 44	*-23*	- 56
Operating profit	**1 816**	**1 697**	*7*	**3 447**	**3 419**	*1*	**6 464**
Pension compensation	157	273	*-42*	318	567	*-44*	948
Profit before tax and minority interest	**1 973**	**1 970**	*0*	**3 765**	**3 986**	*-6*	**7 412**
Current tax	- 471	- 499	*-6*	- 843	- 991	*-15*	-1 215
Deferred tax	- 121	- 127	*-5*	- 273	- 243	*12*	- 842
Minority interests	2	- 12	*-117*	- 6	- 27	*-78*	- 37
Net profit for the year *	**1 383**	**1 332**	*4*	**2 643**	**2 725**	*-3*	**5 318**
* Earnings per share (weighted), SEK	1.99	1.90		3.80	3.88		7.60
Weighted number of shares, million	694	700		696	702		700

SEK M	30 June 2003	31 December 2002	30 June 2002
Lending to credit institutions	162 932	150 380	155 298
Lending to the public	693 800	680 206	637 135
Interest-bearing securities	219 096	195 979	165 803
- Financial fixed assets	*3 241*	*3 759*	*5 889*
- Financial current assets	*215 855*	*192 220*	*159 914*
Shares and participations	19 050	10 648	19 048
Assets used in the insurance operations	56 456	52 318	56 156
Other assets	153 962	151 581	172 957
Total assets	**1 305 296**	**1 241 112**	**1 206 397**
Liabilities to credit institutions	241 330	234 289	222 449
Deposits and borrowing from the public	509 172	499 542	460 773
Securities issued, etc.	212 431	205 156	183 089
Liabilities of the insurance operations	54 304	50 163	54 345
Other liabilities and provisions	217 925	180 940	214 148
Subordinated liabilities	25 083	25 326	28 237
Shareholders' equity [1]	45 051	45 696	43 356
Total liabilities and shareholders' equity	**1 305 296**	**1 241 112**	**1 206 397**

1) Change in shareholders' equity

SEK M	30 June 2003	31 December 2002	30 June 2002
Opening balance **	45 696	44 292	44 292
Dividend to shareholders	-2 818	-2 818	-2 818
Result, holding of own shares	- 3	6	- 8
Swap hedging of employee stock option programme*	275	- 277	74
Elimination of repurchased shares **	- 468	- 659	- 659
Translation difference	- 274	- 166	- 250
Net profit for the period	2 643	5 318	2 725
Closing balance	**45 051**	**45 696**	**43 356**

* Including dividends received

** SEB has repurchased 7.0 million Series A shares and 6.2 million Series A shares for the employee stock option programme as decided at the Annual General Meeting 2002 and 2003 respectively. These shares are booked at zero but the market value as of 30 June 2003 was SEK 1, 108 M.

Cash flow analysis

SEK M	Jan-Jun 2003	Jan-Dec 2002	Jan-Jun 2002
Cash flow from the profit and loss statement	4 065	5 005	4 197
Increase (-)/decrease (+) in trading portfolios	-35 547	-49 437	-19 699
Increase (+)/decrease (-) in issued short term securities	5 109	11 599	-8 870
Increase (-)/decrease (+) in lending to credit institutions	-17 281	15 496	20 083
Increase (-)/decrease (+) in lending to the public	-18 494	-60 042	760
Increase (+)/decrease (-) in liabilities to credit institutions	13 846	23 998	-2 658
Increase (+)/decrease (-) in deposits and borrowings from the public	14 786	44 660	-4 470
Change in other balance sheet items	36 084	13 616	17 105
Cash flow, current operations	2 568	4 895	6 448
Cash flow, investment activities	- 152	-1 994	-1 655
Cash flow, financing activities	2 443	245	-7 312
Cash flow	**4 859**	**3 146**	**-2 519**
Liquid funds at beginning of year	13 469	11 633	11 633
Exchange difference in liquid funds	- 590	38	
Exchange difference in balance sheet items	-3 259	-1 348	
Cash flow	4 859	3 146	-2 519
Liquid funds at end of period	**14 479**	**13 469**	**9 114**

Nordic Retail & Private Banking

This division has 1.5 million private customers - of which 680,000 Internet customers - and 120,000 small and medium-sized corporate customers. The majority of the customers are Swedish. In the Nordic area, SEB also has approximately 600,000 card customers.
The business areas are Retail Banking, Private Banking and SEB Kort (cards). In Sweden, SEB has 200 branch offices, a top-ranked Internet service and a 24h-telephone bank.

Profit and loss account

SEK M	Apr-June 2003	Jan - June 2003	Jan - June 2002	Change, per cent	Full-year 2002
Net interest income	1 048	2 092	2 092		4 169
Net commission income	798	1 554	1 590	-2	3 095
Net result of financial transactions	39	73	52	40	111
Other operating income	71	106	117	-9	202
Total income	**1 956**	**3 825**	**3 851**	**-1**	**7 577**
Staff costs	- 727	-1 432	-1 460	-2	-2 847
Pension compensation	84	166	261	-36	432
Other operating costs	- 596	-1 185	-1 252	-5	-2 418
Amortisation of goodwill	- 12	- 27			
Depreciation and write-downs	- 13	- 24	- 21	14	- 46
Restructuring costs			- 40	-100	- 65
Total costs	**-1 264**	**-2 502**	**-2 512**	**0**	**-4 944**
Net credit losses etc *	- 51	- 94	- 57	65	- 85
Intra-group minority interest	- 4	- 5	- 20	-75	- 20
Operating result	**637**	**1 224**	**1 262**	**-3**	**2 528**

* Including change in value of seized assets

	Apr-June 2003	Jan - June 2003	Jan - June 2002	Change, per cent	Full-year 2002
Cost/Income ratio	0,65	0,65	0,65		0,65
Business C/I-ratio **	0,68	0,69	0,71		0,70
Allocated capital, SEK M		9 100	7 200		7 200
Return on capital, %		19,4	25,2		25,3
Number of full time equivalents, average		4 798	4 918		4 837

** Costs excluding pension compensation, amortisation of goodwill and restructuring costs

The quarterly development is presented on: www.seb.net

Stable result - sales and market shares continued to increase

During the first part of 2003, SEB increased its market share of household deposits to 13.0 from 12.4 per cent (source: SCB). This positive trend was also reflected in the volume figures for the second quarter.

Total deposit volumes amounted to SEK 115.5 billion (108.2) at the end of the second quarter - an increase of 7 per cent.

The division's total lending volumes rose by 14 per cent, to SEK 165.7 billion (145.8). This includes mortgage volumes of SEK 115 billion (97.2) - an increase of 18 per cent. From June 2002 to June 2003, SEB BoLån's total share of the private market increased to 13.9 per cent (13.1). During the same period SEB BoLån's share of new sales rose to 17.6 per cent (14.3).

The increased volumes have offset the continued pressure on margins, which is caused by more customers choosing fixed interest rates on mortgages and the lower general interest rate levels affecting the Bank's current accounts. Net interest income thus remained stable.

Due to the increased income, the division's total result for the second quarter was better than for the two preceding quarters. Compared to the first six months of last year, the division's total result was lower. This was mainly due to the continued stock market decline that strongly affected Private Banking's result and also put

pressure on Retail Banking. Commission income, however, improved between the first and second quarter of 2003.

Credit losses were slightly higher than in the corresponding period last year, although the underlying trend remained stable.

The higher allocated capital was due to increased lending and goodwill from the acquisition of Europay Norway.

Retail Banking - successful sales
Retail Banking's result for the second quarter of 2003 was SEK 400 M, 4 per cent better than for the first quarter of this year. The result after six months was on a par with the same period in 2002. The main reasons behind Retail Bankings' stable result, in spite of the difficult market situation, continued to be strong cost control and a positive development of sales.

SEB's e-banking services continued to attract customers. During the first half of 2003, SEB had the largest increase of visits on the Internet of all Swedish banks, up by 19 per cent. In the yearly CyberCom ranking of Swedish e-banks, SEB was placed well ahead of the other major Swedish banks.

Private Banking - improved result
Compared to the first quarter this year, Private Banking's result was up by 26 per cent. This was due to both a continued forceful reduction of costs and a positive development of business, including increased net commission income.

Assets under management (SEB Enskilda Banken, Sweden) totalled SEK 148 billion on June 30. This 2 per cent increase since the beginning of the year was caused by a positive net inflow of new customers and increased asset values.

SEB Kort - continued strong result
SEB Kort's result improved by 14 per cent between the first and second quarter of 2003, including Europay Norway. Compared to the first six months of last year, SEB Kort's total result, still including Europay Norway, improved by 16 per cent.

The integration of the Norwegian operations, acquired in late 2002, proceeded according to plan. Restructuring costs for the integration are included in the result.

SEB Kort Denmark has once again won the yearly Teleperformance competition and is ranked as number one not only within the financial industry but throughout all industries in Denmark.

Corporate & Institutions

This division is responsible for large corporations, financial institutions and medium-sized companies. It comprises Merchant Banking (cash management, trading in currencies and fixed income, capital markets, lending, import and export financing, custody etc) and Enskilda Securities (equity trading, corporate finance etc) and operates in 12 countries.

Profit and loss account

SEK M	Apr-June 2003	Jan - June 2003	Jan - June 2002	Change per cent	Full-year 2002
Net interest income	1 148	2 304	2 282	1	4 593
Net commission income	902	1 821	1 876	-3	3 678
Net result of financial transactions	495	882	1 055	-16	1 942
Other operating income	73	153	159	-4	298
Total income	**2 618**	**5 160**	**5 372**	-4	**10 511**
Staff costs	- 844	-1 705	-1 786	-5	-3 456
Pension compensation	42	82	116	-29	203
Other operating costs	- 553	-1 113	-1 231	-10	-2 423
Amortisation of goodwill	- 14	- 29	- 29		- 61
Depreciation and write-downs	- 31	- 58	- 63	-8	- 130
Restructuring costs			- 49	-100	- 98
Total costs	**-1 400**	**-2 823**	**-3 042**	-7	**-5 965**
Net credit losses etc *	- 5	- 64	- 38	68	- 83
Write-downs of financial fixed assets	- 10	- 14			
Intra-group minority interest	- 4	- 12	- 16	-25	- 33
Operating result	**1 199**	**2 247**	**2 276**	-1	**4 430**

* Including change in value of seized assets

	Apr-June 2003	Jan - June 2003	Jan - June 2002	Change per cent	Full-year 2002
Cost/Income ratio	0,53	0,55	0,57		0,57
Business C/I-ratio **	0,55	0,56	0,57		0,57
Allocated capital, SEK M		14 500	15 600		15 600
Return on capital, %		22,3	21,0		20,4
Number of full time equivalents, average		3 196	3 329		3 282

** Costs excluding pension compensation, amortisation of goodwill and restructuring costs

The quarterly development is presented on: www.seb.net

Equity rally fails to dispel underlying concerns

The macroeconomic picture remained blurred, with uncertainty surrounding the strength of the U.S. economy and the stability of the dollar. The relief-rally on world stock markets following the end of the Iraqi war has been tempered by a postponed economic recovery, with increased focus on deflation risks providing ballast for the bond market. In the second quarter, central banks signalled their caution by cutting rates, hinting at a continued easing bias. The U.S. dollar has come under pressure due to concerns over the economic recovery and low interest rates. The Swedish krona remained steady against the euro, despite EMU opinion polls indicating the likelihood of a no vote at the forthcoming referendum on September 14, and has appreciated significantly against the dollar.

Corporate & Institutions - best quarter since March 2001

The second-quarter operating result was 14 per cent, or SEK 151 M, higher than in the first quarter, the best quarterly result since January-March 2001. The result for the first six months of 2003, SEK 2,247 M, was almost in line with the corresponding period last year, despite depressed stock markets and their impact on Enskilda Securities' income. Merchant Banking continued to show stable income primarily based on customer business/flows. Compared with the second quarter of 2002, the division was able to achieve cost reductions of about SEK 200 M during the first half of 2003 compared to the first half of 2002, mainly due to lower staff costs within Enskilda Securities.

Both Merchant Banking and Enskilda Securities have consolidated their strong market positions in the Nordic region through high ratings and market rankings.

Merchant Banking – continued stable earnings and strong return
The second quarter operating result was 16 per cent better then the first quarter and this was also the best quarter since January-March 2001. The result for the full reporting period amounted to SEK 2,194 M (2,134). The strategy of reducing proprietary trading in favour of customer-related business means income has remained stable in recent years despite the financial turmoil. Net interest income has been stable, and the normal volatility in both net commission and financial transactions has evened out, contributing to the low volatility in quarterly income for Merchant Banking.

Cost awareness is central to the Merchant Banking strategy of constantly reallocating costs from mature to growth areas, thereby improving income. Costs for the first two quarters were 2 per cent lower than in 2002, and costs in the second quarter were slightly lower compared to the first quarter. Cost/income ratio in January-June 2003 was 0.49 (0.48 in the second quarter of 2003).

Credit losses in the second quarter were low and asset quality remained stable. Accumulated losses for 2003 were slightly higher than for the corresponding period last year.

In general, there has been a good flow of new business from large corporations. Cash Management has won a number of mandates from corporate clients and Structured Finance has maintained the high quality of its business portfolio, for example in Shipping and Acquisition Finance. SEB Merchant Banking Germany continued to develop positively, with increased business volumes in the second quarter. Within Trading & Capital Markets, Foreign Exchange and Fixed Income have performed strongly. Debt Capital Markets has completed a number of transactions, including a bond issue for Vin & Sprit AB. SEB was also lead arranger for a EUR 325 M syndicated loan facility for Oriflame and the sole arranger of a EUR 200 M syndicated loan for Gunnebo. SEB Finans (SEB's subsidiary for leasing) continued to improve sales and income was up by some 10 per cent this year.

The market continued to rank SEB Merchant Banking products and services highly. A well-respected industry report also accorded SEB top ratings for customer satisfaction, quality and overall banking relationships. In July, SEB was ranked the best custody house in the Nordic and Baltic region, according to a poll conducted by Euromoney magazine. In June, the venture-capital arm of the bank, SEB Företagsinvest, was voted the best venture-capital company in Sweden in the annual Entrepreneur Barometer 2003.

Enskilda Securities – strong position in weak market
The operating result for the first six months was SEK 53 M (142). The result was weaker than in 2002 mainly due to lower market turnover and low activity on equity capital markets (ECM). Enskilda Securities has reduced its cost base in order to adjust to the prevailing tough market conditions and has remained in the black. It has also retained its leading market position.

Total income for the first six months amounted to SEK 697 M (963). Secondary commission and revenues from Equity Capital Markets were weaker than last year, while income from merger and acquisitions (M&A) and trading improved slightly. Costs for the first two quarters decreased by 22 per cent compared to the correspondent period in 2002. Costs have continued to fall during the last two years, and will remain in focus now that a sustainable level has been reached. The number of employees was 446, a drop of almost 10 per cent since the end of last year.

During the second quarter, Enskilda Securities enhanced its strong market position in the Nordic region. Enskilda Securities' No.1 ranking has been confirmed by several surveys, including Financialhearings, Extel and Prospera. A poll by Euromoney magazine established Enskilda Securities as the best equity and M&A house in Sweden. It also received the top M&A ranking in Denmark and was named Best Local Partner in Norway and Sweden.

SEB AG Group

SEB AG Group comprises SEB's operations in Germany, i.e. the German Retail & Mortgage Banking division, Merchant Banking Germany and Asset Management Germany.

Profit and loss account					
	Apr-June	**Jan - June**		*Change,*	**Full-year**
SEK M	**2003**	**2003**	**2002**	*per cent*	**2002**
Net interest income	970	1 943	2 049	*-5*	4 192
Net commission income	419	833	835	*0*	1 631
Net result of financial transactions	25	71	95	*-25*	222
Other operating income *	34	103	220	*-53*	298
Total income	**1 448**	**2 950**	**3 199**	*-8*	**6 343**
Staff costs	- 710	-1 420	-1 413	*0*	-2 840
Other operating costs	- 368	- 787	- 927	*-15*	-1 837
Depreciation and write-downs	- 61	- 125	- 167	*-25*	- 318
Total costs	**-1 139**	**-2 332**	**-2 507**	*-7*	**-4 995**
Net credit losses etc **	- 149	- 246	- 196	*26*	- 530
Write-downs of financial fixed assets			- 5	*-100*	
Net result from associated companies	8	13	36	*-64*	- 8
Operating result	**168**	**385**	**527**	*-27*	**810**
* Of which capital gain on sale of properties			108		108
** Including change in value of seized assets					
Cost/Income ratio	0,79	0,79	0,78		0,79
Allocated capital, SEK M		11 200	11 200		11 200
Return on capital, %		5,0	6,8		5,2
Number of full time equivalents, average ***		3 850	4 036		3 968

*** For 2002 temporary staff working with the euro conversion are excluded (Jan-June 133, Full-year 67)

The quarterly development is presented on: www.seb.net

Virtually unchanged result on a comparable basis

The result of SEB's entire operations in Germany (SEB AG Group) amounted to SEK 385 M compared to SEK 527 M in the corresponding period of 2002. The 2002 results included the sale of real estate in Berlin, generating capital gains of SEK 108 M.

Net interest income decreased by 5 per cent compared to the corresponding period in 2003, although market interest rates dropped down to a historically low level by the end of June and a high-yielding deposit account was introduced by the end of 2002. Due to enhanced sales activities within different customer segments net interest income was on a comparable level between the first quarters of 2003. Net commission income of SEK 833 M accumulated was stable between the first quarters of 2003 and the corresponding period in 2002 as well. Improved sales of funds as well as successful structured project finance deals with large European corporations helped to counteract the overall weak stock market and the still conservative customer behaviour. Assets under management increased by 10 per cent per cent to SEK 119 billion compared to the level at year-end 2002. Major reasons are strong sales and good fund performance. Total costs went down by 7 per cent compared to the corresponding period of 2002. Total full time equivalents decreased to 3,850 (4,036). There is a continuously high management attention concerning cost efficiency improvement within all German operations of SEB.

File-no: 82-3637

German Retail & Mortgage Banking

The German Retail & Mortgage Banking division serves one million private customers as well as small corporations and real estate companies all over Germany. Customers are able to access its services through 177 branches, more than 2000 ATMs via Cash-pooling with allied banks, an Internet platform and telephone banking.

Profit and loss account

SEK M	Apr-June 2003	Jan - June 2003	Jan - June 2002	Change, per cent	Full-year 2002
Net interest income	837	1 679	1 809	-7	3 702
Net commission income	287	573	549	4	1 042
Net result of financial transactions	- 10	7	50	-86	122
Other operating income*	31	83	220	-62	290
Total income	**1 145**	**2 342**	**2 628**	**-11**	**5 156**
Staff costs	- 619	-1 239	-1 250	-1	-2 506
Other operating costs	- 266	- 566	- 685	-17	-1 347
Depreciation and write-downs	- 57	- 117	- 160	-27	- 302
Total costs	**- 942**	**-1 922**	**-2 095**	**-8**	**-4 155**
Net credit losses etc **	- 115	- 212	- 196	8	- 529
Write-downs of financial fixed assets			- 5	-100	
Net result from associated companies	8	13	36	-64	- 8
Operating result	**96**	**221**	**368**	**-40**	**464**
* Of which capital gain on sale of properties			108		108
** Including change in value of seized assets					
Cost/Income ratio	0,82	0,82	0,80		0,81
Allocated capital, SEK M		9 400	9 500		9 500
Return on capital, %		3,4	5,6		3,5
Number of full time equivalents, average ***		3 449	3 641		3 576

*** For 2002 temporary staff working with the euro conversion are excluded (Jan-June 133, Full-year 67)

The quarterly development is presented on: www.seb.net

Strong net sales of funds

The operating result of the German Retail & Mortgage Banking division amounted to SEK 221 M, which is 15 per cent lower than in the corresponding period of 2002 (excluding SEK 108 M sale of Berlin real estate). Major reasons are the reduced net interest income and the weaker result of financial transactions. Cost/income ratio was stable during the second quarter in spite of reduced income.

Once again, net interest income, SEK 1,679 M, was negatively affected by the drop in short-term interest rates (2.6 per cent on average in the first half of 2003 compared to 3.3 per cent in the corresponding period of 2002) and lower deposit margins due to the introduction of the new high-yielding deposit account. This account has attracted almost 20,000 new customers, with a total volume corresponding to SEK 13 billion. As from July, customer interest rates on this account have been lowered again to market conditions. New sales of building loans amounted to SEK 3,037 M in 2003 compared to SEK 3,544 M in June 2002.

Net commission income amounted to SEK 573 M, which was 4 per cent above the corresponding period in 2002.

Net sales of funds continued to increase. At SEK 9,382 M, total net sales exceeded the comparable figure a year earlier by 56 per cent. Between the first and second quarter of 2003 net sales remained stable. The focus here continued to be on SEB ImmoInvest with net sales of SEK 5,351 M. Sales of mutual funds SEB Invest also improved substantially to SEK 3,161 M (1,172). The market share of the mutual funds in SEB Invest (1.1 per cent) and SEB ImmoInvest (4.6 per cent) remained stable.

Total costs were reduced to SEK 1,922 M, 8 per cent down from the first two quarters of last year. There was also a decrease in total costs between the first and second quarter of 2003 of 4 per cent. Staff costs were slightly lower than last year due to reduced number of full time employees to 3,449 (3,641), compensating for increased social costs. Other operating cost went down by 17 per cent, to SEK 566 M. The cost income ratio, 0,82, reached the same level in both periods (excluding the sale of real estate in Berlin). The division aims at further cost efficiency improvements.

Net credit losses amounted to SEK 212 M. A continuously careful risk monitoring and credit decision process helped SEB keep the losses down at an acceptable level, although the economic parameters have not improved.

SEB Asset Management

SEB Asset Management offers a full spectrum of investment management expertise and services to institutions, life insurance companies and retail clients. The offerings include equity and fixed income management, private equity and hedge funds. SEB Asset Management has offices in Copenhagen, Helsinki, Frankfurt, Luxembourg, Stamford and Stockholm. The division has about 100 portfolio managers and analysts.

Profit and loss account

SEK M	Apr-June 2003	Jan - June 2003	Jan - June 2002	*Change, per cent*	Full-year 2002
Net interest income	22	41	42	*-2*	89
Net commission income	290	594	773	*-23*	1 423
Net result of financial transactions	2	3	4	*-25*	8
Other operating income	3	10	3		12
Total income	**317**	**648**	**822**	*-21*	**1 532**
Staff costs	- 132	- 282	- 286	*-1*	- 577
Pension compensation	7	15	24	*-38*	39
Other operating costs	- 79	- 168	- 199	*-16*	- 410
Amortisation of goodwill	- 2	- 4	- 4		- 8
Depreciation and write-downs	- 8	- 13	- 16	*-19*	- 32
Restructuring costs			- 7	*-100*	- 8
Total costs	**- 214**	**- 452**	**- 488**	*-7*	**- 996**
Operating result	**103**	**196**	**334**	*-41*	**536**
Cost/Income ratio	0,68	0,70	0,59		0,65
Business C/I-ratio *	0,69	0,71	0,61		0,67
Allocated capital, SEK M		1 800	1 800		1 800
Return on capital, %		15,7	26,7		21,4
Number of full time equivalents, average		486	540		525

* Costs excluding pension compensation, amortisation of goodwill and restructuring costs

The quarterly development is presented on: www.seb.net

Improvement compared to previous quarter

The division's result for the second quarter increased by 11 per cent and the cost/income ratio improved to 0.68 from 0.72 compared with the first quarter of 2003. Nevertheless, due to the market downturn and the reallocation of assets from equities to fixed income products last year, the result for January-June was significantly lower than for the corresponding period of 2002.

Strong net sales, improved market shares

Sales have improved considerably compared with last year. The entities in Sweden and Germany have showed strong net sales of mutual funds. For the second quarter of 2003, SEB's net sales market share of mutual funds was 15.2 per cent (12.8) in Sweden and 3.3 per cent (net outflow in 2002) in Germany. The trend of clients moving assets from equities to fixed income was broken for the first time in many years.

As a result of improved sales and the recent market upturn assets under management have increased. Compared with the first quarter this year the division's total assets under management increased by 5 per cent, to SEK 567 billion (539). Compared with the second quarter last year, total assets under management decreased by 1 per cent, from SEK 575 billion. The equity part of total assets under management represented 33 per cent (42) and fixed income 59 per cent (48). Mutual funds totalled SEK 191 billion (197), of which SEK 133 billion (136) in Sweden. Total mutual funds represented 34 per cent (34) of the division's assets under management.

Improved performance
Overall performance has picked up considerably this year. More than 70 per cent of both the Swedish mutual funds and total assets under management have outperformed benchmark and were well above average in comparison with the Bank's peers in the Nordic market.

Reduced costs, good performance and strong net sales have established a solid platform for further improvement aimed at increasing client satisfaction and business profitability.

The sale of SEB Asset Management America Inc. to management has been delayed but is still expected to be finalised during 2003.

SEB Baltic & Poland

This division comprises the three wholly owned Baltic banks Eesti Ühispank (Estonia), Latvijas Unibanka (Latvia) and Vilniaus Bankas (Lithuania). The three banks serve 1.4 million individual customers and 144,000 corporations via a branch network that comprises some 200 branch offices, and via Internet banks. SEB's mutual funds company in Poland, SEB TFI, and the listed medium-sized Polish bank Bank Ochrony Srodowiska, BOS, of which SEB owns 47 per cent, also forms part of the division.

Profit and loss account

SEK M	Apr-June 2003	Jan - June 2003	Jan - June 2002	*Change, per cent*	Full-year 2002
Net interest income	345	660	679	*-3*	1 377
Net commission income	172	316	286	*10*	589
Net result of financial transactions	61	115	103	*12*	231
Other operating income	26	37	27	*37*	66
Total income	**604**	**1 128**	**1 095**	*3*	**2 263**
Staff costs	- 180	- 353	- 359	*-2*	- 706
Pension compensation	1	1	1		2
Other operating costs	- 114	- 219	- 211	*4*	- 452
Amortisation of goodwill	- 12	- 24	- 24		- 49
Depreciation and write-downs	- 48	- 98	- 111	*-12*	- 218
Total costs	**- 353**	**- 693**	**- 704**	*-2*	**-1 423**
Net credit losses etc *	- 47	- 63	- 80	*-21*	- 138
Write-downs of financial fixed assets	- 3	- 3			- 7
Net result from associated companies	- 1	9	7	*29*	- 11
Operating result from insurance operations	6	8	19	*-58*	28
Operating result	**206**	**386**	**337**	*15*	**712**

* Including change in value of seized assets

	Apr-June 2003	Jan - June 2003	Jan - June 2002	Full-year 2002
Cost/Income ratio	0,58	0,61	0,64	0,63
Business C/I-ratio **	0,57	0,59	0,62	0,61
Allocated capital, SEK M		3 300	2 750	2 750
Return on capital, %		16,8	17,6	18,6
Number of full time equivalents, average		4 194	4 326	4 270

** Costs excluding pension compensation, amortisation of goodwill and restructuring costs

The quarterly development is presented on: www.seb.net

Continued volume growth

The strong economic growth in the Baltic States has had a positive impact on SEB's Baltic banks. By the end of June, the loan portfolio amounted to SEK 30.8 billion, an increase of 11 per cent since the beginning of the year and an increase of 20 per cent on a year-to-year basis. Deposits amounted to SEK 26.3 billion, an increase of 3 per cent since year-end and an increase of 8 per cent on a year-to-year basis. The market for savings products other than deposits is relatively immature but a strong increase in demand has been noticed, although the volumes are still relatively low. It is expected that this increase will continue. The division's assets under management were approximately SEK 4.6 billion, an increase of 86 per cent since the beginning of the year.

During 2003 market shares within lending rose slightly, while markets shares within deposits dropped somewhat. The market shares of the three banks were 32 per cent for lending and 24 per cent for deposits, respectively. BOS has a market share of between 1.5 and 2 per cent (as per May 31).

Result development

The total result of the division rose by 15 per cent and reached its highest level so far, at SEK 386 M. A combination of increased volumes and decreased net interest margins resulted in an increase of operating income by 4 per cent (adjusted for currency effects) amounting to SEK 1,128 M. Costs were 1 per cent higher than last year (adjusted for currency effects) and amounted to SEK 693 M. Accordingly, the cost/income ratio

improved to 0.61 (0.64). Net credit losses were SEK 63 M (80). Isolated second quarter result increased by 14 per cent compared to first quarter mainly due to higher income. Increased business volumes require a higher business equity level and the return on allocated business was therefore somewhat lower than last year 16.8 per cent (17.6), despite a 15 per cent higher operating result.

SEK 9 M from BOS Bank is included in the division's result.

Continued cross-servicing and high customer satisfaction

During the last 12-month-period the number of customers rose by 17 per cent, while the number of Internet clients increased by 64 per cent.

Client demand has resulted in an increased focus on Russia. During spring, SEB's representative office in Moscow was re-opened and Eesti Ühispank's leasing company in S:t Petersburg was reactivated.

Unibanka acquired the Latvian investment company Optimus Fondi. The company fits the bank's strategy of playing an active role in the development of asset management services on the Latvian market.

Both Global Finance and Euromoney, international financial magazines, has selected Vilniaus Bankas as the Best Bank in Lithuania.

SEB Trygg Liv

SEB Trygg Liv is one of the Nordic region's leading life insurance companies. Operations comprise insurance products within the investment and social security area for individuals and corporations. SEB Trygg Liv provides both unit-linked and traditional insurance and has slightly more than 1 million customers, mainly in Sweden.

Traditional life insurance operations are conducted in the mutual insurance companies Nya and Gamla Livförsäkringsaktiebolaget SEB Trygg Liv, which are not consolidated with the SEB Trygg Liv Group's results.

Profit and loss account					
	Apr-June	Jan - June		Change,	Full-year
SEK M	2003	2003	2002	per cent	2002
Total income	344	671	744	-10	1 408
Total costs	-325	-639	-703	-9	-1 354
Result from associated companies	-4	-9	-10	-10	-14
Operating result *	15	23	31	-26	40
Change in surplus values, net	213	457	635	-28	1 303
Result from ongoing business	228	480	666	-28	1 343
Change in assumptions	-59	-59			-447
Financial effects of short-term market fluctuations	441	103	-1 248		-1 727
Total result, net	610	524	-582		-831
Allocated capital, SEK M		4 300	3 900		3 900
Return, ongoing business, %		16,1	24,6		24,8
Number of full-time equivalents, average		733	806		779

The quarterly development is presented on: www.seb.net

* In the SEB Group reporting, SEB Trygg Liv is accounted for according to the same principles as associated companies – one-line accounting. Accordingly, only the operating result is consolidated in the SEB Group's accounts. More detailed information about SEB Trygg Liv can be found in "Additional information", available at www.seb.net.

Result in line with previous year

Sales margin for new business improved to 15.9 from 11.0 per cent during the second quarter as a result of improved volume/cost relation. The margin accumulated is 13.6 per cent. The result from on-going business, SEK 480 M, including change in surplus values, did not reach last year's level. Of the change, about SEK 140 M was related to deviations from assumptions when estimating the value of the total business on hand. The surplus value is the present value of written insurance policies and is calculated quarterly to better evaluate the insurance operation. However, these values are not included in the SEB Group's consolidated income statement or balance sheet.

The operating result improved during the second quarter, SEK 15 M, as a result of higher income. For the half-year, the income decrease was due to lower average assets under management related to unit-linked business compared to last year. A positive trend in world stock markets during the second quarter improved operating result for the last quarter. The average number of full-time equivalents was reduced by 73 compared to last year, which contributed to lower costs.

Improved market position

Sales during the second quarter were 17 per cent higher than during the first quarter. Sales have increased as expected based on the trend noticed during the latter part of the first quarter and accumulated reached last year's level, SEK 13,559 M (13,647), measured as weighted volume.

SEB Trygg Liv's focus is on unit-linked insurance, representing 83 per cent (75) of total sales. Sales of unit-linked products increased by 11 per cent during the period and the market share of new business reached 25.6 per cent (21.2 at year-end 2002).

Sales of occupational pension continued to increase, also in relation to the market. SEB Trygg Liv's market share within fund-related occupational pension, weighted new business, rose to 24.0 per cent (23.1 at year-end 2002). Sales of endowment insurance products were negatively affected by the sliding market trends. However, SEB Trygg Liv strengthened its position significantly and increased its market share of unit linked endowment insurance, weighted new business, to 29.2 per cent (19.8). The sales of individual private pension policies represent a relatively small part of the business, but have increased by 35 per cent.

The proportions of sales through brokers continue to increase and represent over 60 per cent today. For the second consecutive year, SEB Trygg Liv was appointed the best broker desk among the life companies by the Swedish Broker Association.

Premium income, that is paid-in premiums, amounted to SEK 6,389 M (7,296), a decline of 12 per cent. Unit-linked insurance accounts for two thirds and traditional insurance for one third of premium income. In addition to premium income, payments into Individual Pension Savings (IPS) totalled SEK 257 M (233).

Since the two mutual entities Nya and Gamla Livförsäkringsaktiebolaget are not consolidated in SEB Trygg Liv's accounts, the collective consolidation ratio, solvency quota and other key figures for these companies are shown under the "Additional information" heading on the www.seb.net.

SEB share


120
110
100
90
80
70
60
50
40
jan
feb
mar
apr
maj
jun
jul
aug
sep
okt
nov
dec
jan
feb
mar
apr
maj
jun
SEB A
AFGX
European Banking Index

Rating

Moody's Outlook stable		Standard & Poor's Outlook stable		Fitch Outlook stable	
Short	Long-term	Short	Long-term	Short	Long-term
P-1	Aaa	A-1+	AAA	F1+	AAA
P-2	Aa1	A-1	AA+	F1	AA+
P-3	Aa2	A-2	AA	F2	AA
	Aa3	A-3	AA-	F3	AA-
	A1		A+		[illegible]
	A2		A		A
	A3		A-		A-
	Baa1		BBB+		BBB+
	Baa2		BBB		BBB
	Baa3		BBB-		BBB-

The table shows how the large rating agencies have rated SEB's short- and long-term borrowing. In January 2003 the rating institute Moody's upgraded the rating for SEB to A1 from A2.

SEB's major shareholders

June 2003	Per cent of capital
Investor	19.8
Trygg Foundation	9.3
AFA	2.4
Alecta (former SPP)	2.4
Wallenberg Foundations	1.6
SHB/SPP Funds	1.5
SEB Funds	1.3
Andra AP-fonden	1.3
Foreign shareholders	27.3
whereof State of New Jersey	1.5